Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

October 31, 2015

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended October 31, 2015 and October 31, 2014.

	12 Months Ended October 31, 2015	12 Months Ended October 31, 2014
	Actual	Actual
Interest coverage on subordinated indebtedness	32.05 times	35.51 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending October 31, 2015 and October 31, 2014 the average monthly exchange rates were $1.2547 per US$1.00 and $1.0937 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2015 were $5,476.54 million, which is 32.05 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2014 were $5,329.72 million, which is 35.51 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from the Bank’s annual consolidated financial statements for the year ended October 31, 2015.